Exhibit 10.10

August 4, 2015

Dear Jonathan

This letter is a follow up to our previous discussion about the Scientific Advisory Board for Regen BioPharma, Inc. The function of the Scientific Advisory Board is to review research directions that Regen BioPharma, Inc.  may undertake, determining those projects which may lead to future developments/advancements in the field of stem cell therapy. Other areas may be pursued as well, with advice from this advisory board.

You will receive 100,000 shares of Regen Biopharma, Series A Preferred Stock.Regen’s common stock currently trades on the OTC Bulletin Board. The Company anticipates obtaining a stock symbol for the Series A preferred in the near future. The 100,000 shares of Biopharma, Series A Preferred shares are consideration for participating in telephonic calls/conference calls and serving on Regen BioPharma, Inc.’s Scientific Advisory Board. Under this SAB agreement ,the frequency and timing of such calls will be approximately one call every month

Additionally, this agreement may be renewed by mutual consent each year on its anniversary date for a maximum of 2 additional years. The compensation on renewal will be another payment of 100,000 Series A preferred stock in Regen on each anniversary that this contract is renewed by the Company.

It is anticipated that members of the Scientific Advisory Board will potentially serve as primary research consultants to the Company as such projects are undertaken. Compensation for such projects will be negotiated separately on a case-by-case basis between the Company and the consultant.

Thank You for your consideration.

David R. Koos

Chairman and CEO

P.S.: Please sign this letter in your acceptance and fax back to me at 619-330-2328. Any usage of your name in any press releases will be submitted to you for review and comment before being released to the public.

/s/ Dr. Jonathan B. baell
5th August 2015